Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Annual General Meeting

CALGARY, AB, May 12, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce the voting results from our annual meeting of shareholders held on May 11, 2022. A total of 69,579,996 common shares representing 42.75% of Vermilion's issued and outstanding common shares were voted in connection with the meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at nine (9).
Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
60,995,625	99.53%	286,926	0.47%

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.
Name of Nominee	Votes For		Votes Withheld

	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	60,158,292	98.21%	1,097,759	1.79%
James J. Kleckner Jr.	60,768,401	99.20%	487,650	0.80%
Carin S. Knickel	59,504,558	97.14%	1,751,493	2.86%
Stephen P. Larke	60,103,402	98.12%	1,152,649	1.88%
Dr. Timothy R. Marchant	57,280,013	93.51%	3,976,038	6.49%
Robert Michaleski	60,089,140	98.10%	1,166,911	1.90%
William B. Roby	60,771,903	99.21%	484,148	0.79%
Manjit K. Sharma	60,406,672	98.66%	821,630	1.34%
Judy A. Steele	60,700,462	99.09%	555,522	0.91%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.
Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
66,734,857	96.24%	2,609,704	3.76%

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.
Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
59,100,61010	96.55%	2,110,202	3.45%

5.	Ordinary resolution to approve adoption of the Omnibus Incentive Plan, as disclosed in the Information Circular.
Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
57,262,609	93.50%	3,978,729	6.50%

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 12-MAY-22